KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of
March 30, 2016

EXHIBIT 5:
Code of Conduct

CODE OF CONDUCT

October 2012

Code of Conduct: Table of Contents

Code of Conduct: Background

Kroll Bond Rating Agency, Inc. (the "Company") has adopted this Code of Conduct ("Code of Conduct" or "Code") to address the principles set forth by the International Organization of Securities Commissions ("IOSCO"). The format of this Code of Conduct is consistent with the "Code of Conduct Fundamentals for Credit Rating Agencies" published by the IOSCO Technical Committee in May 2008.

1. QUALITY AND INTEGRITY OF THE RATING PROCESS

   A. Quality of the Rating Process

   1.1 Each rating that the Company disseminates shall be based on established procedures to ensure that all relevant information known to the Company is thoroughly analyzed according to the Company's published rating methodology.

   1.2 The Company shall use rating methodologies that are rigorous, systematic, and, where possible, result in ratings that can be subjected to some form of objective validation based on historical experience.

   1.3 In assessing an issuer's creditworthiness, analysts involved in the preparation or review of any rating action shall use methodologies established by the Company. Analysts shall apply a given methodology in a consistent manner, as determined by the Company.

   1.4 Credit ratings shall be assigned by the Company and not by any individual analyst employed by the Company; ratings shall reflect all information known, and believed to be relevant to the Company, consistent with its published methodology; and the Company shall use analysts who, individually or collectively (particularly where rating committees are used) have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

   1.5 The Company shall maintain (i) internal records to support its rating opinions; (ii) credit analysis reports, credit assessments and private credit rating reports, and internal records to support such reports; and (iii) such other internal records produced in connection with the Company's credit rating business as the Company may deem necessary or appropriate, for a reasonable period of time or in accordance with applicable law.

1.6   The Company and its analysts shall take steps to avoid issuing any credit analyses or reports that contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation.

1.7   The Company shall ensure that it has and devotes sufficient resources to perform high-quality rating assessments of all obligations and issuers it rates. When deciding whether to rate or continue rating an obligation or issuer, it shall assess whether it is able to devote sufficient personnel with sufficient skill sets to make a proper rating assessment, and whether its personnel likely will have access to sufficient information needed in order make such an assessment. The Company shall adopt reasonable measures so that the information it uses in assigning a rating is of sufficient quality, and is from sources deemed by the Company to be sufficiently reliable, to support a credible rating. If the rating involves a type of product presenting limited historical data (such as an innovative financial vehicle), the Company shall make clear, in a prominent place, the limitations of the rating.

1.7-1   The Company shall establish a review function made up of one or more senior managers with appropriate experience to review the feasibility of providing a credit rating for a type of structure that is materially different from the structures the Company currently rates.

1.7-2   The Company shall establish and implement a rigorous and formal review function responsible for periodically reviewing the methodologies and models and significant changes to the methodologies and models it uses. Where feasible and appropriate for the size and scope of its credit rating services, this function shall be independent of the business lines that are principally responsible for rating various classes of issuers and obligations.

1.7-3   The Company shall assess whether existing methodologies and models for determining credit ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially. The Company shall only issue ratings when it believes that it has sufficient information and expertise to do so.

1.8   The Company shall structure its rating teams to promote continuity and avoid bias in the rating process.

B. Monitoring and Updating

1.9   The Company shall ensure that adequate personnel and resources are allocated to monitoring and updating its ratings. Except for ratings that clearly indicate they do not entail ongoing surveillance, once a rating is published, the Company shall monitor it on an ongoing basis and update the rating by:

a. regularly reviewing the issuer's creditworthiness;

b. initiating a review of the status of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including termination of a rating), consistent with the applicable rating criteria and methodology; and,

c. updating the rating on a timely basis , as appropriate, based on the results of such review.

Where appropriate, subsequent monitoring shall incorporate all cumulative experience obtained. Changes in ratings criteria and assumptions shall be applied where appropriate to initial ratings, outstanding ratings and subsequent ratings.

1.9-1   If the Company uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, each team shall have the requisite level of expertise and resources to perform their respective functions in a timely manner.

1.10   Where the Company makes a rating of an issuer or obligation freely available to the public, the Company shall publicly announce if it discontinues the rating. Where a Company rating is provided only to its subscribers, and except where a merger or other change has caused a rated entity to cease to be treated as an independent entity, the Company shall announce to its subscribers if it discontinues rating an issuer or obligation. In both cases, the Company shall indicate the date the rating was last updated and the fact that the issuer or obligation is no longer being rated.

C. Integrity of the Rating Process

1.11   The Company and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

1.12   The Company and its employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

1.13   The Company's analysts shall be held to high standards of integrity, and the Company shall not employ an individual where the Company is aware that such individual has demonstrably compromised integrity.

1.14   The Company and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to a rating assessment. This does not preclude the Company from developing provisional or prospective assessments used in start-up situations, structured finance and similar transactions.

1.14-1 The Company shall prohibit its analysts from making proposals or recommendations regarding the design of structured finance products that the Company rates. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, the Company's analysts may properly hold a series of discussions with the issuer or its agents in order to (i) understand and incorporate into their analyses the particular facts and features, and any modification thereof, as proposed by the issuer or its agents; and (ii) explain to the issuer and its agents the rating implications of the Company's criteria and methodologies as applied to the issuer's proposed facts and features.

1.15 The Company's Chief Compliance Officer and staff shall oversee compliance with this Code, the policies referred to herein, and applicable laws and regulations. The Chief Compliance Officer, and any member of the Compliance staff, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. The compensation of the Chief Compliance Officer and compliance staff shall not be linked to the financial performance of the Company, shall be independent of the Company's ratings operations, and shall be arranged so as to ensure the independence of their judgment.

1.16 The Company's employees are not expected to be experts in the law. Nonetheless, its employees are expected to report to the Chief Compliance Officer, or his or her designee, the activities about which they have knowledge and which a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or his or her designee, shall determine the merits of the situation and, if warranted, take appropriate action, as determined in accordance with the Company's policies and procedures and applicable laws and regulations. Neither the Company nor any employee shall retaliate against an employee who, in good faith, makes such a report. The Chief Compliance Officer shall establish and maintain procedures for employees to report any illegal, unethical or inappropriate conduct, including, to the extent practicable, through suitable telephonic or electronic means, on both an anonymous and a disclosed basis. Failure by an employee to comply with the provisions of this Code could result in disciplinary action being taken against such employee, including the termination of such employee.

2. INDEPENDENCE OF THE COMPANY AND AVOIDANCE OF CONFLICTS OF INTEREST

A. General

2.1 The Company shall not forbear or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the action on the Company, an issuer, an investor, or other market participant.

2.2 The Company and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

2.3 The determination of a credit rating shall be influenced only by factors relevant to the credit assessment.

2.4 The credit rating the Company assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between the Company (or its affiliates) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship.

2.5 The Company, to the extent practicable, shall separate, operationally and legally, its credit rating business and the Company's analysts from any other businesses of the Company, including consulting businesses that may present a conflict of interest. The Company shall develop a formal policy governing firewalls and the segregation of operations between the Company and its non-rating affiliates to mitigate potential conflicts of interest. The Company shall seek to ensure that ancillary business operations, which do not necessarily present conflicts of interest with the Company's ratings business, have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage potential conflicts of interest that may arise.

B. The Company's Procedures and Policies

2.6 The Company shall maintain written internal procedures and mechanisms to (1) identify, and (2) eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the opinions and analyses the Company makes or the judgment and analyses of the individuals the Company employs who have an influence on ratings decisions. The Company shall disclose such conflict avoidance and management measures on the Company's website, www.krollbondratings.com.

2.7 The Company's disclosures of actual and potential conflicts of interest shall be complete, timely, clear, concise, specific and prominent.

2.8   The Company shall disclose the general nature of its compensation arrangements with rated entities.

a. Where the Company receives from a rated entity compensation unrelated to its ratings service, the Company shall disclose the proportion such non-rating fees constitute against the fees the Company receives from the entity for ratings services.

b. The Company shall disclose if, in the most recently ended fiscal year, it received 10 percent or more of its total net revenue from a single issuer, originator, arranger, client or subscriber (including any affiliates of that issuer, originator, arranger, client or subscriber).

c. The Company, as a member of the credit ratings industry, shall encourage structured finance issuers and originators of structured finance products to publicly disclose all relevant information regarding these products so that investors and other credit rating agencies can conduct their own analyses independently of those of credit rating agencies. The Company expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can independently conduct their own analyses.

2.9   The Company and its employees shall not engage in any securities or derivatives trading presenting conflicts of interest with the Company's rating activities.

2.10   In instances where a rated entity (e.g., a government) has, or is simultaneously pursuing, oversight functions related to the Company, the Company shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

C. Analyst and Employee Independence

2.11   Reporting lines for the Company's employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

a. An analyst will not be compensated or evaluated on the basis of the amount of revenue that the Company derives from issuers that the analyst rates or with which the analyst regularly interacts.

b. The Company shall conduct periodic reviews of compensation   policies and practices for the Company's analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of the Company's rating process.

2.12   The Company shall not have employees who are directly involved in the rating process initiate, or participate in, discussions regarding fees or payments with any entity they rate.

2.13   No employee of the Company shall participate in or otherwise influence the determination of the Company's rating of any particular entity or obligation if the employee:

a. Owns securities or derivatives of the rated entity, other than holdings in diversified collective investment schemes;

b. Owns securities or derivatives of any entity related to a rated entity, the ownership of which may cause or may be perceived as causing a conflict of interest, other than holdings in diversified collective investment schemes;

c. Has had a recent employment or other significant business relationship with the rated entity that may cause or may be perceived as causing a conflict of interest;

d. Has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who currently works for the rated entity; or

e. Has, or had, any other relationship with the rated entity or any related entity thereof that may cause or may be perceived as causing a conflict of interest.

2.14   The Company's analysts and anyone involved in the rating process (or their spouse, partner or minor children) shall not buy or sell or engage in any transaction in any security or derivative based on a security issued, guaranteed, or otherwise supported by any entity within such analyst's area of primary analytical responsibility, other than holdings in diversified collective investment schemes.

2.15   The Company is prohibited from issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the issuer, underwriter or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25.

2.16   Subject to applicable law, any analyst of the Company who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytic responsibility), is required to disclose such relationship to a member of the Compliance Department.

2.17   The Company shall maintain policies and procedures for reviewing the past work of analysts that leave the employ of the Company and join an issuer that the analyst has been involved in rating as part of his or her duties at the Company.

3. **RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS**

A. Transparency and Timeliness of Ratings Disclosure

3.1   The Company shall distribute in a timely manner its ratings decisions regarding the entities and securities it rates.

3.2   The Company's policy for distributing public ratings (i.e., ratings other than those offered on a private or subscription basis) and related commentary and updates is as follows: the Company shall publish all public ratings, and related rating actions and opinions, including any withdrawal of a rating, on a non-selective basis and free of charge on its website, www.krollbondratings.com. With respect to the Company's Subscription Rating Service, ratings and rating actions shall be made available to subscribers on the Company's website, www.krollbondratings.com, subject to access limitations and pursuant to other terms and conditions as agreed upon between the Company and the respective subscriber.

3.3   The Company shall indicate with each of its ratings when the rating was last updated. In connection with any public rating or rating action, the Company shall distribute an appropriate announcement of such rating or rating action, together with related commentary, through such media outlets as the Company may determine are appropriate. Public ratings announcements shall indicate the principal methodology or methodology version that was used in determining the rating, and as necessary, will indicate any other important aspects that factored into the rating decision. The methodologies used for public ratings, private ratings, and ratings for Subscription Rating Service clients shall be made available free of charge on the Company's website, www.krollbondratings.com.

3.4   Except for (i) ratings produced as part of the Company's Subscription Rating Service business (as referenced below), and (ii) private ratings provided only to the requesting party, the Company shall disclose to the public, on a non-selective basis and free of charge, any rating regarding publicly issued securities, as well as any subsequent decisions to withdraw such a rating, if the rating action is based in whole or in part on material non-public information. For purposes of the Company's Subscription Rating Service, the Company does not rate publicly issued securities and, as more fully explained in the Company's methodologies, the financial strength ratings of issuers are primarily based upon publicly available regulatory filings made by those issuers. As such, those ratings are not based upon material non-public information.

3.5   The Company shall publish sufficient information about its procedures, methodologies and assumptions (including statement adjustments that deviate materially from those contained in the issuer's published statements and a description of the rating committee process, if applicable) so that outside parties can understand how a rating was arrived at by the Company. This information will include (but not be limited to) the meaning of each rating category and the definition of default or recovery, and the time horizon the Company used when making a rating decision.

a. Where the Company assigns an initial rating to a structured finance product, it shall provide investors with sufficient information about its loss and cash-flow analysis so that a financial market professional can understand the basis for the Company's rating. To the extent practical, the Company shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in the Company's underlying rating assumptions.

b.   To the extent necessary to provide clear and complete disclosure, the Company shall differentiate ratings of structured finance products from traditional corporate bond ratings, through the inclusion of additional commentary or an appropriate modifier to the ratings. The Company shall also disclose how this differentiation functions. The Company shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

c. The Company shall clearly indicate the attributes and limitations of each credit rating, and generally the extent to which the Company verifies information provided to it by the issuer or originator of a rated security. This information should assist investors in developing a greater understanding of what a credit rating is.

3.6   When the Company publishes a public rating, or takes a rating action with respect to a published rating, the Company shall explain the key elements underlying the rating opinion, subject to any restrictions imposed by applicable confidentiality agreements and any applicable laws regarding the release of confidential information. With respect to ratings published as part of the Company's Subscription Rating Service, the key elements underlying the ratings, including the relevant financial ratios used in the models that underlie the relevant methodology, are set forth in the methodology included on the Company's website, www.krollbondratings.com. The Company shall maintain complete editorial control over all rating actions and other published materials, including all reports, criteria, methodologies, ratings definitions, and published policies and procedures. This control extends to when, and whether, the Company shall take, or publish, any rating action.

3.7   The Company provides a number of rating services to its clients. With respect to ratings produced as part of the Company's Subscription Rating Service, the core objectives include the provision of timely and accurate financial strength ratings of a substantial number of U.S. domestic deposit-taking institutions, and certain other entities. In general, these ratings are based upon financial information that is derived from the regulatory filings made by such institutions. In this context, given that the information is from publicly available sources, and is almost exclusively quantitative and non-subjective, the Company believes that it would not be practicable or appropriate to notify each rated entity prior to the publication of such a rating. Outside the Subscription Rating Service context, to the extent reasonably feasible and appropriate, prior to issuing or revising a credit rating, the Company will inform the issuer of the critical information and principal considerations upon which the credit rating is based, and afford the issuer an opportunity to submit additional factual information not previously available to the Company, or to clarify any likely factual misperceptions, in order to produce a well-informed credit rating. The Company shall duly evaluate any comments made by the issuer; however, the Company is not obliged to consider any drafting or editorial changes proposed by the issuer, other than those made to correct factual errors or remove references to non-public information. Where in particular circumstances the Company has not informed the issuer prior to issuing or revising a credit rating, the Company will inform the issuer as soon as practicable thereafter and, generally, will explain the reason for the delay.

3.8   In order to promote transparency and to enable the market to best judge the performance of the ratings, the Company, where possible, shall publish sufficient information about the historical default rates of the Company rating categories and/or other performance measures, and whether these measures have changed over time, so that interested parties can understand the historical performance of ratings and if and how rating categories have changed, and be able to draw quality comparisons among ratings given by different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the rating, the Company shall explain this. Where feasible, this information shall include verifiable, quantifiable historical information about the performance of its rating opinions, organized and structured, and, where possible, standardized in such a way to assist investors in drawing performance comparisons between different credit rating agencies.

3.9 The ratings produced as part of the Company's Subscription Rating Service ("SRS") are not initiated at the request of the issuer. Other than SRS ratings, if the Company publishes an unsolicited rating, the fact that it is unsolicited will be clearly disclosed.

3.10 The Company shall fully and publicly disclose any material modification to its methodologies and significant practices, procedures, and processes on the Company's website, www.krollbondratings.com. Where feasible and appropriate, disclosure of such material modifications shall be made prior to their going into effect. The Company shall carefully consider the various uses of credit ratings before modifying its methodologies, practices, procedures and processes.

B. The Treatment of Confidential Information

3.11 The Company and its employees shall protect confidential information communicated to them by an issuer under the terms of a confidentiality agreement or otherwise under a mutual understanding that the information is shared confidentially. Unless otherwise permitted by the confidentiality agreement and consistent with applicable laws or regulations, the Company and its employees shall not disclose confidential information in press releases, through research conferences, to future employers, or in conversations with investors, other issuers, or any other person. Notwithstanding the foregoing, the Company shall not be restricted from:

   a. Publishing any rating, rating action or other opinion regarding a particular issuer or issue that incorporates confidential information without specifically disclosing such information; or

   b. Using third-party contractors or agents bound by appropriate confidentiality obligations to assist in any aspect of the rating process or related business activities, including due diligence.

3.12 The Company shall use confidential information only for purposes related to its rating activities or otherwise in accordance with any confidentiality agreements with the issuer.

3.13 The Company's employees shall take all reasonable measures to protect all property and records belonging to or in possession of the Company from fraud, theft or misuse.

3.14   A Company employee is prohibited from engaging in transactions in securities when he or she possesses confidential information concerning the issuer of such security.

3.15   In preservation of confidential information, the Company's employees shall familiarize themselves with the internal securities trading policies maintained by the Company, and annually certify their compliance as required by such policies.

3.16   The Company's employees shall not selectively disclose any non-public information about rating opinions or possible future rating actions of the Company, except to the issuer or its designated agents.

3.17   Employees shall not share confidential information entrusted to the Company with employees of affiliated companies that are ancillary businesses, without the written consent of the issuer. The Company's employees shall not share confidential information within the Company except on an "as needed" basis.

3.18   The Company's employees shall not use or share confidential information for the purpose of trading securities, or for any other purpose except the conduct of the Company's business.

3.19   The Company may be required to refer to appropriate law enforcement or regulatory authorities any information that the Company has received from a third party and finds credible that alleges that an issuer of securities rated by the Company has committed or is committing a material violation of law that has not been adjudicated by the relevant court. The Company is not required to verify the accuracy of the information alleging the material violation of law.

4. DISCLOSURE OF THE CODE OF CONDUCT AND COMMUNICATION WITH MARKET PARTICIPANTS

4.1   This Code of Conduct is based on the provisions of the IOSCO Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. The Company shall disclose on a timely basis any changes to this Code of Conduct or how it is implemented and enforced.

4.2   The Company's Chief Compliance Officer or his or her designee is responsible for communicating with market participants and the public about any questions, concerns or complaints that the Company may receive.

4.3   The Company has published on its home webpage links to (1) the Company's Code of Conduct; (2) a description of the methodologies it uses (see Form

NRSRO Exhibit 2); and (3) information about the Company's historic performance data (see Form NRSRO Exhibit 1).

RESPONSIBILITY: CCO, President

Effective Date: 3/18/2011
Last Reviewed: 10/1/2012